Exhibit 99.1

GERDAU S.A.
CNPJ/MF n.º 33.611.500/0001-19

NOTICE TO THE MARKET

Gerdau S.A announces to the market that, on this date, CADE approved, without restrictions, the creation of a new company to manage and promote a loyalty program for Brazil’s retail construction industry, called Juntos Somos +, jointly with Votorantim Cimentos and Grupo Tigre.

The initiative functions like a benefits program for stores and respective vendors, with the aim of improving service to end customers and to construction industry professionals.

Votorantim Cimentos, founder of the program in 2015, will have a 45% stake, while Gerdau and Grupo Tigre each had 27.5%. The operation of the new company is subject to approval from Brazil’s antitrust agency CADE (Conselho Administrativo de Defesa Econômica).

São Paulo, September 14, 2018.

Harley Lorentz Scardoelli
Executive Vice-President
Investor Relations Officer